UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-14656

CUSIP Number 759916109

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

REPLIGEN CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

41 Seyon Street, Bldg.1, Suite 100

Address of Principal Executive Office (Street and Number)

Waltham, MA 02453

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

REPLIGEN CORPORATION, (the “Company”), is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “Q3 Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period for the reasons set forth below.

As previously disclosed in the Company’s Current Report on Form 8-K filed with the SEC on September 18, 2024, the Company is in the process of restating its financial statements and related disclosures for (i) the year ended December 31, 2023 (the “Annual Report”), (ii) each of the quarterly and year-to-date periods for 2023 (the “2023 Quarterly Reports”), and (iii) the quarterly and year-to-date periods ended March 31 and June 30, 2024 (the “2024 Quarterly Reports,” together with the Annual Report and the 2023 Quarterly Reports, the “Prior Period Financial Statements”). The restatement is expected to result in one or more material weaknesses in the Company’s internal control over financial reporting during the Restatement Periods. A full assessment of the Company’s internal control over financial reporting will be included in the Annual Report.

To prepare and file its Q3 Form 10-Q, the Company must first complete amendments to each of the periodic reports related to the Prior Period Financial Statements. Although the Company has dedicated significant resources to completing the restatement, the process is not yet complete due to the significant scope of the process to prepare the restated financial statements and related disclosures. As a result, the Company is not able to file its Q3 Form 10-Q by the due date of November 12, 2024 without unreasonable effort or expense, but is committed to its completion as soon as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jason K. Garland, Chief Financial Officer	(781)	250-0111
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s financial results for the quarter and nine months ended September 30, 2024, compared to the financial results for the corresponding periods in the prior fiscal year are set forth in the Company’s press release dated November 12, 2024, which is filed as an exhibit to the Company’s Form 8-K furnished with the SEC on November 12, 2024.

Forward-Looking Statements

This Notification of Late Filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” or similar expressions and the negatives of those terms. Any statements contained herein which do not describe historical facts, including, among others, statements regarding the expected impact of the restatement and change in accounting treatment, including on the Company’s overall business operations, previously reported cash and cash equivalent balances, and strategic outlook; statements regarding the Company’s internal controls over financial reporting and ongoing internal reviews and assessments; and statements regarding the Company’s 2024 guidance are based on management’s current expectations and beliefs and are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others, that the Company has underestimated the scope and impact of the restatement, risks and uncertainties around the effectiveness of the Company’s disclosure controls and procedures and the effectiveness of the Company’s internal control over financial reporting, the risk that the Company’s restated financial statements may take longer to complete than expected, as well as those risks and uncertainties identified in the Company’s filings with the U.S. Securities and Exchange Commission (the “Commission”), including the Annual Report, its Current Reports on Form 8-K, its Quarterly Reports on Form 10-Q, including for the 2024 Quarterly Reports, and in any subsequent filings with the Commission, which are available at the Commission’s website at www.sec.gov. Any such risks and uncertainties could materially and adversely affect the Company’s results of operations, its profitability and its cash flows, which would, in turn, have a significant and adverse impact on the Company’s stock price. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. As noted above, investors are cautioned that the Prior Period Financial Statements, and related investor communications, should no longer be relied upon; such communications include earnings releases, press releases, shareholder communications, investor presentations and other communications describing relevant portions of the Prior Period Financial Statements.

REPLIGEN CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 2024	By:	/s/ JASON K. GARLAND
Jason K. Garland Chief Financial Officer (Principal financial officer)